UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 9

Health Grades, Inc.
(Name of Subject Company)

Health Grades, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

42218Q102
(CUSIP Number of Class of Securities)

Allen Dodge
Executive Vice President and Chief Financial Officer
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(303) 716-0041
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Peter D. Lyons, Esq.
Christa A. D’Alimonte, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

Douglas R. Wright, Esq.
Jason Day, Esq.
Faegre & Benson LLP
3200 Wells Fargo Center
1700 Lincoln Street
Denver, Colorado 80203
(303) 607-3500

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Health Grades, Inc., a Delaware corporation (“Health Grades”), with the Securities and Exchange Commission (the “SEC”) on August 10, 2010, as amended by Amendment No. 1 thereto filed by Health Grades with the SEC on August 17, 2010, Amendment No. 2 thereto filed by Health Grades with the SEC on August 18, 2010, Amendment No. 3 thereto filed by Health Grades with the SEC on August 23, 2010, Amendment No. 4 thereto filed by Health Grades with the SEC on August 26, 2010, Amendment No. 5 thereto filed by Health Grades with the SEC on August 30, 2010, Amendment No. 6 thereto filed by Health Grades with the SEC on September 7, 2010, Amendment No. 7 thereto filed by Health Grades with the SEC on September 10, 2010 and Amendment No. 8 thereto filed by Health Grades with the SEC on September 16, 2010 (the “Schedule 14D-9”), relating to the cash tender offer by Mountain Merger Sub Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation (“Parent”), to purchase all outstanding shares of Health Grades’ common stock, par value $0.001 per share (the “Shares”), at a purchase price of $8.20 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes (the “Offer Price”).  The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on August 10, 2010, as amended by Amendment No. 1 thereto filed by Purchaser and Parent with the SEC on August 17, 2010, Amendment No. 2 thereto filed by Purchaser and Parent with the SEC on August 18, 2010, Amendment No. 3 thereto filed by Purchaser and Parent with the SEC on August 23, 2010, Amendment No. 4 thereto filed by Purchaser and Parent with the SEC on August 26, 2010, Amendment No. 5 thereto filed by Purchaser and Parent with the SEC on August 30, 2010, Amendment No. 6 thereto filed by Purchaser and Parent with the SEC on September 2, 2010, Amendment No. 7 thereto filed by Purchaser and Parent with the SEC on September 7, 2010, Amendment No. 8 thereto filed by Purchaser and Parent with the SEC on September 8, 2010, Amendment No. 9 thereto filed by Purchaser and Parent with the SEC on September 10, 2010 and Amendment No. 10 thereto filed by Purchaser and Parent with the SEC on September 16, 2010 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), and is subject to the terms and conditions set forth in the Offer to Purchase dated August 10, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).  The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 9 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.           Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of Item 8:

The Offer expired at 9:00 a.m., New York City time, on Thursday, October 7, 2010.  The Depositary (as defined in the Offer to Purchase) has advised Parent and Purchaser that a total of 24,916,269 Shares were validly tendered and not properly withdrawn upon expiration of the Offer (not including 334,897 Shares subject to guaranteed delivery procedures).  Purchaser accepted for payment all such Shares in accordance with the terms of the Offer.  In addition, Purchaser purchased 5,108,954 Shares directly from the Stockholders pursuant to the Support Agreements.  As a result of these transactions, Purchaser owned approximately 86% of the outstanding shares of Health Grades.

Purchaser exercised its Top-Up Option to purchase 12,650,970 newly issued Shares at a price per Share equal to the Offer Price, which brought Purchaser’s aggregate ownership to more than 90% of the outstanding Shares on a diluted basis.  As payment for the Top-Up Option Shares, Purchaser issued to Health Grades an unsecured, non-negotiable and non-transferable promissory note in the aggregate principal amount of $103,737,954, bearing interest at 8% per annum, with principal and interest due one year after the purchase of the Top-Up Option Shares, prepayable without premium or penalty.

Parent and Purchaser intend to effect a short-form merger as promptly as practicable, without the need for a meeting of Health Grades’ stockholders. In the Merger, Purchaser will be merged with and into Health Grades with Health Grades continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share not tendered in the Offer (other than treasury Shares, Shares held by Parent, Purchaser or any of their wholly-owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights under applicable provisions of Delaware law) will be converted into the right to receive the Offer Price.

On October 7, 2010, Health Grades and Vestar issued a joint press release announcing that Purchaser (a) had accepted for payment all Shares that were validly tendered and not properly withdrawn in the Offer, (b) purchased Shares pursuant to the Support Agreements, and (c) intends to effect a short-form merger in which Purchaser will be merged with and into Health Grades, with Health Grades surviving the Merger and continuing as a wholly-owned subsidiary of Parent.  The full text of the joint press release is filed as Exhibit (a)(5)(J) hereto and is incorporated herein by reference.

Item 9.           Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document
(a)(5)(J)	Joint Press release issued by Health Grades, Inc. and Vestar Capital Partners V, L.P. on October 7, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Allen Dodge
Name: Allen Dodge
Title: Executive Vice President and Chief Financial Officer

Dated: October 7, 2010